APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Monkey Wrench Brewing Co, LLC
Balance Sheet - unaudited
For the period ended 12/31/18

	Current Period
	12/31/18
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ -**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-

Monkey Wrench Brewing Co, LLC
Balance Sheet - unaudited
For the Period Ended 12/31/17

| | Current Period |
	12/31/17
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-

I, David Baxter , certify that:

1. The financial statements of Monkey Wrench Brewing Company included in this Form are true and complete in all material respects; and
2. The tax return information of Monkey Wrench Brewing Company has not been included in this Form as Monkey Wrench Brewing Company was formed on 09/30/2011 and has not filed a tax return to date.

Signature

DocuSigned by:

David Baxter

C5D7A23E1BB54C5

Name: David Baxter

Title: CEO